UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

ProPhase Labs, Inc.
(Name of Issuer)

Common Stock, $0.0005 par value
(Title of Class of Securities)

74345W 10 8
(CUSIP Number)

ROBERT H. FRIEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The issuer became a reporting company under the Act in February 1991.

CUSIP NO. 74345W 10 8

1	NAME OF REPORTING PERSON GUY QUIGLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,581,559
	8	SHARED VOTING POWER 403,705
	9	SOLE DISPOSITIVE POWER 2,581,559
	10	SHARED DISPOSITIVE POWER 403,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,985,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74345W 10 8

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0005 per share (the “Shares”), of ProPhase Labs, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 621 North Shady Retreat Road, Doylestown, PA 18901.

Item 2.	Identity and Background.

(a)    This statement is filed by Guy Quigley.

(b)    Mr. Quigley’s principal business address is 3720 Fountain Circle, Fountainville, PA 18923.

(c)    Mr. Quigley is a private investor.

(d)    Mr. Quigley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Mr. Quigley has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Quigley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Of the 2,581,559 Shares owned directly by Mr. Quigley, 140,000 Shares were acquired by Mr. Quigley upon the exercise of options for an aggregate exercise price of approximately $145,110 in cash.  The remaining Shares owned directly by Mr. Quigley were issued to him in his capacity as a founder and executive officer of the Issuer (including upon the exercise of warrants issued to him in such capacity pursuant to cashless exercise).  Of the 403,705 Shares owned directly by Mr. Quigley’s spouse that Mr. Quigley may also be deemed to beneficially own, 109,000 Shares were acquired by Mr. Quigley’s spouse upon the exercise of options and warrants for an aggregate exercise price of approximately $109,999 in cash.  The remaining Shares owned directly by Mr. Quigley’s spouse were issued to her in her capacity as a founder of the Issuer (including upon the exercise of warrants issued to her in such capacity pursuant to cashless exercise).  The respective personal funds of Mr. Quigley and his spouse were used to pay the exercise price of such options and warrants.

Item 4.	Purpose of Transaction.

Mr. Quigley is the former Chairman of the Board and Chief Executive Officer of the Issuer.  Mr. Quigley originally purchased his Shares based on his belief that the Shares, when purchased, represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to Mr. Quigley, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Mr. Quigley may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as he may deem advisable.

CUSIP NO. 74345W 10 8

Mr. Quigley does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a)    The aggregate percentage of Shares reported owned by each person named herein is based upon 14,665,517 Shares outstanding as of November 12, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2010.

As of the close of business on January 27, 2011, Mr. Quigley beneficially owned 2,985,264 Shares, constituting approximately 20.4% of the Shares outstanding, consisting of 2,581,559 Shares owned directly by Mr. Quigley and 403,705 Shares owned directly by Mr. Quigley’s spouse that Mr. Quigley may also be deemed to beneficially own.  Mr. Quigley disclaims beneficial ownership of the Shares owned directly by his spouse.

(b)    Mr. Quigley has sole voting and dispositive power with respect to the Shares he owns directly and shares with his spouse voting and dispositive power with respect to the Shares owned directly by his spouse.

(c)    Not applicable.

(d)    No person other than Mr. Quigley is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares, except for Mr. Quigley’s spouse with respect to the 403,705 Shares she owns directly.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Mr. Quigley and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP NO. 74345W 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2011	/s/ Guy Quigley
GUY QUIGLEY